SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ____)*

                           Century Laboratories, Inc.
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                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share
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                           (Title Class of Securities)

                                    156591109
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                                 (CUSIP Number)

                                Edwin Mendlinger
                         160 East 65th Street, Apt. 12F
                            New York, New York 10021
                                 (212) 249-4900
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                August 18, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  156591109

1)      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons
        (entities only)
         Edwin Mendlinger                                 I.R.S. I.D. #  Not Applicable

2)      Check the Appropriate Box if a Member of a Group         (a)    |_|
        (See Instructions)                                       (b)    |_|

3)      SEC Use only

4)      Source of Funds (See Instructions)                              00

5)      Check if Disclosure of Legal Proceeding is
        Required Pursuant to Items 2(d) or 2(e)                         |_|

6)      Citizenship or Place of Organization                            United States

        Number of                   7)      Sole Voting Power
        Shares                                     262,225
        Beneficially                8)      Shared Voting Power
        Owned by                                   None
        Each                        9)      Sole Dispositive Power
        Reporting                                  262,225
        Person With                 10)     Shared Dispositive Power
                                                   None
11)     Aggregate Amount Beneficially Owned
        by Each Reporting Person                                        262,225

12)     Check if the Aggregate Amount in
        Row (11) Excludes Certain Shares (See Instructions)             |_|

13)     Percent of Class Represented by Amount
        in Row (11)                                                     24%

14)     Type of Reporting Person (See Instructions)                     IN


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

Item 1. Security and Issuer.

      This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of Century Laboratories, Inc., a Delaware corporation (the "Company"), with its principal executive offices at 730 2nd Street, Santa Rosa, CA 95402-3588.

Item 2. Identity and Background.

(a)-(c) This statement is being filed on behalf of Edwin Mendlinger. The business address of Mr. Mendlinger is c/o Abbey Group Inc., 160 East 65th Street, #12F, New York, New York 10021. Mr. Mendlinger's present principal occupation is President of Abbey Group Inc. which is located at 160 East 65th Street, #12F, New York, New York 10021. Abbey Group Inc. is a financial services company.

(d)-(e) During the past five years, Mr. Mendlinger has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Mendlinger is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.

      During his tenure as President and Director of the Company from January 16, 1998 until August 18, 2000, Mr. Mendlinger received 244,500 shares of Common Stock in consideration for services rendered.

      Pursuant to a Stock Purchase Agreement, dated as of July 3, 2000, among the Company, the Board of Directors of the Company (the "Board") and Robert Bryan and/or Assigns ("RGB"), a copy of which is attached as Exhibit (a) hereto (the "Stock Purchase Agreement"), the Company enacted a twenty to one reverse stock split (the "Reverse Split") on November 27, 2001 splitting Mr. Mendlinger's original 244,500 shares of Common Stock into 12,225 shares of Common Stock and giving Mr. Mendlinger an additional 250,000 shares for consulting services after the Reverse Split. Mr. Mendlinger currently owns 262,225 shares of Common Stock, or 24% of the shares of Common Stock of the Company.

Item 4. Purpose of Transaction.

       Mr. Mendlinger acquired the shares of Common Stock for investment purposes.

       Mr. Mendlinger does not have any plans or proposals which may relate to or would result in any one or more of the following:


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

      (a) An acquisition by an entity of additional securities of the Company or the disposition of securities by the Company;

      (b) An extraordinary corporate transaction, such as a merger or reorganization;

      (c)   A sale or transfer of material amounts of the Company's assets;

      (d) A change in the present Company's board of directors or management, as well as a change in the number or term of directors to fill any existing vacancies on the board;

      (e) A material change in the present capitalization or dividend policy of the Company;

      (f)   A material change in the Company's business or corporate structure;

      (g) A change in the Company's charter, bylaws or instruments corresponding thereto;

      (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j)   Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) As of November 27, 2000, the aggregate number of shares of Common Stock beneficially owned by Mr. Mendlinger, is 262,225, constituting approximately 24% of the shares of Common Stock outstanding, based upon the 1,100,650 shares of Common Stock reported by the Company to be issued and outstanding.

(b) Mr. Mendlinger has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 262,225 shares of Common Stock.

(c) Mr. Mendlinger has not effected any transaction in Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.


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

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Except for the Stock Purchase Agreement and an Amendment to Stock Purchase Agreement, dated July 20, 2000, among the Company, the Board and RGB, there are no contracts, arrangements, understandings or relationship (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profit, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits:

      The following documents are filed as exhibits:

      (a) Stock Purchase Agreement, dated as of July 13, 2000, by and among CENTURY LABORATORIES INC. ("CLI"), the Board of Directors of CLI and Robert Bryan and/or Assigns ("RGB").

      (b) Amendment to Stock Purchase Agreement, dated July 20, 2000, by and among CLI, the Board and RGB.


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

Signature.

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 24, 2001


                                                   /s/ Edwin Mendlinger
                                                   --------------------
                                                   Edwin Mendlinger


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